U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

                     1. Name and Address of Reporting Person

                            KAMMEYER   MATTHEW      A.

                             (Last)    (First)   (Middle)

                              2250 North 1500 West

                                    (Street)

                              Ogden,   Utah    84404

                              (City)  (State)  (Zip)

              2. Date of Event Requiring Statement (Month/Day/Year)

                                 March 31, 2001

        3. IRS or Social Security Number of Reporting Person (Voluntary)

                   4. Issuer Name and Ticker or Trading Symbol

                              CRYOCON, INC. (CRYQ)

                  5. Relationship of Reporting Person to Issuer
                             (Check all applicable)

           [ ] Director                         [ ] 10% Owner
           [X] Officer (give title below)       [ ] Other (specify below)

                            VICE PRESIDENT, MARKETING

                 6. If Amendment, Date of Original (Month/Year)


           7. Individual or Joint/Group Filing (Check applicable line)

                    [ X ] Form Filed by One Reporting Person

                [ ] Form Filed by More than One Reporting Person

                United States Securities and Exchange Commission
                                Washington, D.C. 20549

[ ]Check box if no longer subject to
Section 16.  Form 4 or Form 5 obli-
gations may continue.  See Instruc-
tion 1(b)

[X]Form 3 Holdings Reported

[ ]Form 4 Transactions Reported

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or   Price      (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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COMMMON STOCK                         3 JAN 01       (3)             10,000      (A)  $0.00      10,000         (D)
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*If the form is filed by more than one reporting person, see instruction 4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
OPTION           SEE                                         SEE EXPLANATION  COMMON    SEE     SEE
AGREEMENT        EXPLANATION 3 JAN 01 M/3     250,000                         STOCK     EXPLA-  EXPLA-   250,000   (D)
                                                                                        NATION  NATION

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Explanation of Responses: Mr. Kammeyer was promoted to the position of vice president, marketing on January 3, 2001. He received a signing bonus of 10,000 shares and stock options of 250,000 shares to vest 50,000 a year on the anniversary of his promotion date. The first 50,000 vests at $1.50 per share and the remainder vest at 80% of the average market value for the December preceding the exercise date. The option expires 180 days after termination of full time employment. To date no shares have vested.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(4)


                          /s/ MATTHEW A. KAMMEYER                    15 MAY 2001
                          -----------------------                    -----------
                          ** Signature of Reporting Person             Date

NOTE: File three copies of this Form; one of which must be manually signed. If space provided is insufficient, see Instructionn 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.